SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 7 December 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Number	Exhibit Description
99.1	Tender Offer Result dated 7 December 2004

Exhibit 99.1

InterContinental Hotels Group PLC
7 December 2004

InterContinental Hotels Group PLC
ANNOUNCEMENT OF RESULT OF TENDER OFFER AND NOTEHOLDERS' MEETINGS

€600,000,000 4.75 per cent. Notes due 2010
(ISIN: XS0178293196; Common Code: 017829319)
(the "Notes")

NOTICE IS HEREBY GIVEN that, further to the Notice of Terms of Tender Offer (the "Tender Offer Notice") delivered by the Company through Euroclear Bank S.A./ N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg") to the holders of the Notes (the " Noteholders") on 11 November 2004, and the Announcement of Partial Result of Tender Offer delivered as described above on 25 November 2004, the Tender Offer expired at 5.00 p.m. (CET) (4.00 p.m. (GMT)) on 3 December 2004. As at the expiry of the Tender Offer, the Company had received Acceptance Notices in respect of €574,639,000 (95.77 per cent.) of the Notes outstanding.

Noteholders who lodged valid Acceptance Notices prior to the Early Tender Deadline will receive the full tender price, with those responding thereafter receiving a reduced tender price. The tender prices will be determined as provided in the Tender Offer Notice at 11.00 a.m. (CET) (10.00 a.m. (GMT)) today and a further notice with details of the tender prices will be published as soon as practicable thereafter.

At the Meetings of the Noteholders convened by the Notice of Meetings delivered through Euroclear and Clearstream, Luxembourg on 11 November 2004 and held at 9.00 a.m. and 9.15 a.m. (London time), respectively on 6 December 2004, the Extraordinary Resolutions set out in such Notice were duly passed. Further to the passing of the Extraordinary Resolutions, the Conditions of the Notes, constituted by a trust deed dated 24 September 2003, between the Company, Six Continents PLC and HSBC Trustee (C.I.) Limited (the "Trust Deed") were amended by way of a supplemental trust deed dated 6 December 2004 entered into by the parties to the Trust Deed.

The Issuing and Paying Agent with respect to the Notes and the Tender Agent with respect to the Tender Offer are as follows:

TENDER AGENT

HSBC Bank plc
8 Canada Square
London E14 5HQ

ISSUING AND PAYING AGENT

HSBC Bank plc
8 Canada Square
London E14 5HQ

The Lead Dealer Manager with respect to the Tender Offer is as follows:

LEAD DEALER MANAGER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Telephone: +44 (0) 20 7742 7506
Fax: +44 (0) 20 7325 8232
email: john.cavanagh@jpmorgan.com

For further information, please contact:

IHG Contacts

Investor Relations:	+44 (0) 1753 410 176
Media relations:	+44 (0) 7808 094 471

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	7 December 2004